United States securities and exchange commission logo





                            March 13, 2024

       Steven Burdick
       Executive Vice President and Chief Financial Officer
       Tetra Tech, Inc.
       3475 East Foothill Boulevard
       Pasadena, CA 91107

                                                        Re: Tetra Tech, Inc.
                                                            Form 10-K for
Fiscal Year Ended October 1, 2023
                                                            Form 8-K Furnished
November 15, 2023
                                                            Response dated
March 1, 2024
                                                            File No. 000-19655

       Dear Steven Burdick:

              We have reviewed your March 1, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

       Investor Presentation for Earnings Call Held on November 16, 2023

       EBITDA Margin Trend on U.S. and International Reporting Basis Reconciliation Summary for EBITDA - IFRS and Net Service Revenue (NSR)

   1.                                                   We note your response
to prior comment 3. Please tell us:

                                                              Whether you
applied IFRS to all other accounting transactions that would factor into the determination
of Adjusted IFRS EBITDA,
                                                              Why you believe
GAAP net income is more directly comparable to an adjusted IFRS measure of profit
than IFRS net income, and
                                                              How the
presentation of Adjusted IFRS EBITDA complies with the guidance contained in
Question 100.04 of the Staff's Compliance and Disclosure
                                                            Interpretations on
Non-GAAP Financial Measures.
 Steven Burdick
Tetra Tech, Inc.
March 13, 2024
Page 2


2. Please explain why you believe it is appropriate to exclude revenue generated from RPS from the calculation of Net Service Revenue (NSR) for purposes of determining Adjusted
         IFRS EBITDA as a percentage of adjusted NSR.
       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameSteven Burdick                           Sincerely,
Comapany NameTetra Tech, Inc.
                                                           Division of
Corporation Finance
March 13, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName